UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sierra Oncology, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82640U404
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82640U404
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth LLP 98-0518585
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,035,752*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,035,752*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,035,752*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.9%*
14.	Type of Reporting Person (See Instructions): PN

* As of January 29, 2020 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 2,035,752 shares of common stock, par value $0.001 per share (the “Common Stock”), of Sierra Oncology, Inc. (the “Issuer”) held by Abingworth Bioventures VII, LP (“ABV VII”), consisting of (i) 876,656 shares of Common Stock, (ii) 500 shares of Common Stock issuable upon exercise of a stock option (the “Option”) and (iii) subject to the limits described below, an aggregate of 1,158,596 shares of Common Stock issuable upon the exercise of Series A Warrants (the “Series A Warrants”) and Series B Warrants (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) held by ABV VII. On November 29, 2019, Dr. Andrew Sinclair, a Partner of Abingworth, was granted the Option, as director’s compensation, with respect to 1,500 shares of Common Stock, of which 500 shares of Common Stock are exercisable within 60 days of the date hereof. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Option and any shares of Common Stock issuable upon exercise of the Option for the benefit of ABV VII, and must exercise the Option solely upon the direction of Abingworth. Additionally, the Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the total number of shares of Common Stock of the Issuer then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to the Issuer. As a result of the foregoing, Abingworth, as the investment manager of ABV VII, may be deemed to beneficially own (i) the 876,656 shares of Common Stock, (ii) the 500 shares of Common Stock issuable upon exercise of the Option and (iii) the 1,158,596 shares of Common Stock underlying the Warrants held by ABV VII. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 9.9% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 10,395,732 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer. On January 22, 2020, a 1-for-40 reverse split of the Issuer’s Common Stock (the “Reverse Split”) was effected. All securities reported reflect the Reverse Split.

CUSIP No. 82640U404
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth Bioventures VII, LP 93-1331173
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,035,752*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,035,752*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,035,752*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.9%*
14.	Type of Reporting Person (See Instructions): PN

* As of the Event Date, Abingworth may be deemed to beneficially own an aggregate of 2,035,752 shares of Common Stock of the Issuer held by ABV VII, consisting of (i) 876,656 shares of Common Stock, (ii) 500 shares of Common Stock issuable upon exercise of the Option and (iii) subject to the limits described below, an aggregate of 1,158,596 shares of Common Stock issuable upon the exercise of the Warrants held by ABV VII. On November 29, 2019, Dr. Sinclair was granted the Option, as director’s compensation, with respect to 1,500 shares of Common Stock, of which 500 shares of Common Stock are exercisable within 60 days of the date hereof. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Option and any shares of Common Stock issuable upon exercise of the Option for the benefit of ABV VII, and must exercise the Option solely upon the direction of Abingworth. In addition, the Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the total number of shares of Common Stock of the Issuer then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to the Issuer. As a result of the foregoing, Abingworth, as the investment manager of ABV VII, may be deemed to beneficially own (i) the 876,656 shares of Common Stock, (ii) the 500 shares of Common Stock issuable upon exercise of the Option and (iii) the aggregate 1,158,596 shares of Common Stock underlying the Warrants held by ABV VII. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 9.9% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 10,395,732 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer. All securities reported reflect the Reverse Split.

Item 1.     Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Sierra Oncology, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2150-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8. All securities are reported on a post-split basis.

Item 2.     Identity and Background

This statement is being filed on behalf of Abingworth Bioventures VII, LP (“ABV VII”), and Abingworth LLP (“Abingworth” together with ABV VII, the “Reporting Persons”), the investment manager of ABV VII.

Abingworth Bioventures VII GP LP, a Scottish limited partnership, serves as the general partner of ABV VII. Abingworth General Partner VI LLP, an English limited liability partnership (together with Abingworth Bioventures VII GP LP, the “General Partners”), serves as the general partner of Abingworth Bioventures VII GP LP. ABV VII (acting by its general partner Abingworth Bioventures VII GP LP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth all investment and dispositive power over the securities held by ABV VII. An investment committee of Abingworth, comprised of Stephen W. Bunting, Timothy Haines, Kurt von Emster, Shelly Chu and Genghis Lloyd-Harris (collectively the “Investment Committee”), approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the securities held by ABV VII. Each of Abingworth, Abingworth Bioventures VII GP LP, Abingworth General Partner VII LLP, and each member of the Investment Committee disclaims beneficial ownership of the shares of Common Stock and Warrants (as defined below) held by ABV VII, and the Option (defined below) granted to Dr. Sinclair.

The address of the principal business office of each of the Reporting Persons is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

The principal business of ABV VII is to invest in and assist growth-oriented businesses in the life science and biomedical industries. The principal business of Abingworth is to serve as the investment manager to certain investment funds, including ABV VII.

None of the Reporting Persons, the General Partners or any of their respective executive officers has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons, the General Partners or any of their executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ABV VII is a limited partnership organized under the laws of England. Abingworth is a limited liability partnership organized under the laws of England.

Item 3.     Source and Amount of Funds or Other Consideration

On November 13, 2019, the Issuer closed a underwritten public offering (the “Offering”) of 2,575 shares of its Series A convertible voting preferred stock (“Series A Preferred Stock”), Series A warrants to purchase up to an aggregate of 7,802,250 shares of Common Stock at an exercise price equal to $13.20 per share (“Series A Warrants”) and Series B warrants to purchase up to an aggregate of 2,574,742 shares of common stock at an exercise price equal to $13.2 per share (“Series B Warrants” and together with the Series A Warrants, the “Warrants”), pursuant to the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2019 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Registration Statement”). Each share of Series A Preferred Stock sold in the Offering was accompanied by (i) Series A Warrants to purchase 75.76 shares of Common Stock, and (ii) 75.76 Series B Warrants to purchase 1,000 shares of Common Stock. Each share of Series A Preferred Stock and the accompanying Warrants were sold at a combined purchase price of $1,000. All securities are reported on a post-split basis. On January 22, 2020, a 1-for-40 reverse split of the Issuer’s Common Stock (the “Reverse Split”) was effected. All securities reported reflect the Reverse Split.

In the Offering, ABV VII purchased 11,500 shares of the Issuer’s Series A Preferred Stock, Series A Warrants to purchase up to an aggregate of 871,240 shares of Common Stock at an exercise price equal to $13.2 per share, and Series B Warrants to purchase up to an aggregate of 287,356 shares of Common Stock at an exercise price equal to $13.2 per share, for an aggregate purchase price of $11,500,000.

Each share of Series A Preferred Stock purchased by ABV VII automatically converted into shares of Common Stock of the Issuer on January 29, 2020, which was the 5th trading date following the Issuer’s announcement of receiving stockholder approval for the Reverse Split. Upon conversion, the Series A Preferred Stock automatically converted into 871,240 shares of Common Stock, which is equal to the purchase price of the Series A Preferred Stock divided by the conversion price of the Series A Preferred Stock, which was $13.2 per share.

Each of the Warrants became exercisable upon the first trading day following stockholder approval of the Reverse Stock Split, provided that, at each holder’s election, the holder will be prohibited, subject to certain exceptions, from exercising the Warrants for shares of Common Stock if, as a result of such exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of shares of Common Stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to the Issuer. Each Series A Warrant will expire five years from the date it first becomes exercisable, and may be exercised at the election of the holder by payment of the exercise price in cash or by way of cashless exercise. Each Series B Warrant will expire on the 75th-day anniversary of the Issuer’s announcement of top-line data from MOMENTUM, its planned Phase 3 clinical trial of momelotinib for patients with myelofibrosis, and may only be exercised by the payment of the exercise price in cash.

On November 29, 2019, an option to purchase shares of Common Stock (the “Option”) was granted to Dr. Sinclair, as director’s compensation, with respect to 1,500 shares of Common Stock. The Option vests in twelve substantially equal monthly installments commencing on December 29, 2019. The Option can be exercised at any time as to vested shares until the Option’s expiration date of November 29, 2029. Dr. Sinclair is a Partner of Abingworth. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Option and any shares of Common Stock issuable upon exercise of the Option for the benefit of ABV VII, and must exercise the Option solely upon the direction of Abingworth.

ABV VI purchased the reported securities with its investment capital.

 Item 4.     Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Currently, Dr. Sinclair, a Partner of Abingworth, serves on the Board of Directors of the Issuer (the “Board”). Dr. Sinclair was appointed to the Board on November 21, 2019. Dr. Sinclair will serve as a Class II director, with a term expiring at the annual meeting of stockholders to be held in 2020, when he is expected to stand for election by a vote of the Issuer’s stockholders.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

As of the date hereof, Abingworth as the investment manager of ABV VII may be deemed to beneficially own an aggregate of 2,035,752 shares of Common Stock of the Issuer held by ABV VII, consisting of (i) 876,656 shares of Common Stock, (ii) 500 shares of Common Stock issuable within 60 days of the date hereof upon exercise of the Option held by Dr. Andrew Sinclair and (iii) an aggregate of 1,158,596 shares of Common Stock issuable upon the exercise of the Warrants held by ABV VII. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Option and any shares of Common Stock issuable upon exercise of the Option for the benefit of ABV VII, and must exercise the Option solely upon the direction of Abingworth. In addition, the Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the total number of shares of Common Stock of the Issuer then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to the Issuer.

As a result of the foregoing, Abingworth, as the investment manager of ABV VII, may be deemed to beneficially own (i) the 876,656 shares of Common Stock, (ii) the 500 shares of Common Stock issuable upon exercise of the Option and (iii) the aggregate 1,158,596 shares of Common Stock underlying the Warrants held by ABV VII. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 9.9% of the shares of Common Stock deemed issued and outstanding as of the Event Date.

Except as described herein, during the past sixty (60) days on or prior to January 29, 2020, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the Offering and pursuant to the Registration Statement, ABV VII acquired Series A Warrants and Series B Warrants. The terms and provisions of the Series A Warrant and the Series B Warrant are described more fully in the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2019, and the above summary is qualified by reference to such description and the full text of the Series A Warrant and the Series B Warrant, which are filed as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and are incorporated herein by reference.

Dr. Sinclair, in his capacity as a director may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, in effect from time to time.

Item 7.     Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated February 7, 2019, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on November 7, 2019).

Exhibit 3	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the Issuer on November 7, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

ABINGWORTH BIOVENTURES VII, LP

By:	Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).